1775 | Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

May 6, 2008

Michael Moran

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Whole Foods Market, Inc. Annual Report on Form 10-K for Fiscal Year Ended

September 30, 2007, filed November 29, 2007, File No. 0-1979

Dear Mr. Moran:

We have received your letter dated April 22, 2008 (the “Comment Letter”) to Mr. John P. Mackey, regarding the response of the Company dated March 13, 2008 to your previous comments to the annual report on Form 10-K (the “Annual Report”) of Whole Foods Market, Inc. (the “Company”) for its fiscal year ended September 30, 2007 and that was filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007. The letter describes the Company’s proposed responses in order to address the comments of the SEC staff set forth in the Comment Letter.

For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. In addressing the comments set forth in the Comment Letter, the Company has referred also to its disclosure which the Company included in its quarterly report on Form 10-Q filed on February 29, 2008 (the “Quarterly Report”).

General

Comment 1: Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, we have included the revised disclosure that the Company intends to include in its future filings and are providing to you supplementally the other information requested in the Comment Letter.

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Hong Kong

Michael Moran
May 6, 2008

Item 1.	Business, page 3

Comment 2: We have read your response to comment 2 of our letter dated February 15, 2008 regarding expanded disclosure of the amount of revenue contributed by each class of similar products and services and different group of products. We do not believe your presentation of revenue in a single category such as “grocery and other products” complies with the disclosures requirements of Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of SFAS 131. As noted in our prior comment, your disclosure on page 9 lists “grocery” as one product category among a list of many product categories. Further, the product categories discussed in our prior comment such as produce, seafood, meat and poultry, bakery, prepared foods, catering and food service, specialty (beer, wine and cheese), personal care products, as well as household goods and others could be combined into several groups of similar products and services to provide more meaningful disclosure than a single category such as “grocery and other products.” Accordingly, our prior comment is being reissued. Please revise your disclosure to provide in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, please note that you should disclose sales for each different group of products in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Response: The Company respectfully reiterates and expands the position taken in its previous response to the Commission’s comment. The Company’s disclosure in its Annual Report and Quarterly Report regarding its sales of groceries and similar commodities is consistent with its internal financial reporting and the public disclosure practices of other companies in the retail grocery industry. As stated previously, the Company does not report its financial results at the board level by separate categories of products but rather by total sales of groceries and other items. The items listed on pages 4 and 9 of the Annual Report are examples of commodities sold by the Company and do not purport to reflect how the Company tracks sales of grocery and other merchandise. The Company strongly asserts that the current disclosure in its Annual Report and Quarterly Report best represents to investors how the Company organizes and manages its business.

Furthermore, the Company’s disclosure regarding its sale of products accords with the disclosure provided by other public companies in the retail grocery business and the proposed disclosure would therefore be confusing to investors. Other public companies in the retail grocery business generally disclose sales of grocery and other similar items as a single product category. In fact, the Company believes its selection of products is more limited than many of these other companies and an expansion of the Company’s disclosed product categories would imply that the Company has a broader business model than its competitors. Therefore, to require the Company to disaggregate its narrow product line through artificial categorization could

Michael Moran
May 6, 2008

distract or confuse investors with respect to the Company’s healthy lifestyle focused merchandizing strategy and potentially mislead the investing public with respect to the narrow focus of the Company’s business model. The Company’s brief statement regarding the types of products offered in its stores was and is only intended to provide an example of products offered by its stores. This same list could be reclassified and presented in many other, equally arbitrary ways.

In addition, the Company respectfully submits that a granular presentation regarding products offered by the Company’s stores without requiring parallel disclosure by larger competitors would place the Company at a competitive disadvantage to those competitors. Indeed, the Company’s narrow, focused line of grocery and other product offerings is a differentiating element of the Company’s business strategy vis-à-vis its competitors and, the Company believes, a source of competitive advantage. The suggested disclosure would render the Company’s stores vulnerable to targeted advertising and predatory pricing which would not serve the interests of the Company or its investors. Because the Company’s public disclosure categorizes groceries and other similar related items as a single product, which is consistent with the Company’s internal policies and the public disclosure of its competitors, the Company respectfully submits that it complies with Item 101(c)(1)(i) and Paragraph 37 of SFAS 131.

Regional Presidents, page 22

Comment 3: We received the supplemental information relating to your internal financial reports of sales and profits by region for fiscal 2007 and note your response to comment 3 of our letter dated February 15, 2008 regarding the manner in which you manage and basis for compensating your regional presidents. According to your response, it appears the performance of each regional president is evaluated and compensated, and resources are allocated using operating profits and EVA. Based on the information provided, it appears that each of your regions meet the requirements of a separate operating segment as defined in paragraph 10 of SFAS 131. Using your internal reports received, we noted from a comparison of the year-to-date current and prior year gross profit trends by region differences significant enough that suggest they do not have similar economic characteristics required by paragraph 17 and support more than one reportable segment. For instance, the regions the western parts of the U.S. such as Northern California, Rocky Mountain, Pacific Northwest and Southern Pacific have significantly different gross profit margin trends than the other regions. Also, as a group, these four regions account for approximately one-third of your sales and gross profit. Further, it appears that your Southwest and Florida regions also generate different gross profit trends than the other regions in the Mid-Atlantic, North Atlantic, North Atlantic, Northeast, and South. Accordingly, please revise your disclosure to present three or more reportable segments by regional groupings based on long-term gross profit trends, or provide us support for your basis for aggregating all regions into one reportable segment as if they have similar economic characteristics as required by paragraph 17 of SFAS 131.

Michael Moran
May 6, 2008

Response: The Company respectfully submits that it is appropriate to aggregate all of the Company’s regions into one reportable segment because such aggregation reflects how the Company operates its stores, is consistent with the objectives and basic principles of SFAS 131 and comports with the guidance set forth in Paragraph 17 of SFAS 131. Disclosure of the financial results of the Company’s regions as separate operating segments would be inconsistent with the Company’s internal and reporting policies, would introduce artificial distinctions that could mislead investors or distract investors from a critical differentiating aspect of the Company’s operating policy, namely its uniform application of a single, focused operating strategy nationwide. The Company’s categorization of stores by region is done purely for administrative convenience to facilitate managerial supervision. The Company could have used another administrative classification system just as effectively. In fact, the Company employs consistent operating strategies for its stores in all regions, and the Company’s regional designations do not affect the manner in which the Company conducts business. The Company generally sells the same products in each region. The Company does not allocate resources by region but rather on the basis of the needs of individual stores. When deciding where to open new stores or close or remodel existing stores, the Company makes decisions on a national basis, taking into account each individual store’s potential profitability and not the region in which it is located. The Company discloses its operating results as a single segment because it manages stores in all regions in accordance with a uniform national operating strategy.

The Company believes that aggregation of the Company’s regions is consistent with the objectives and basic principles of SFAS No. 131. Paragraph 3 of SFAS 131 states that the objective for segment reporting is “to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates.” Each of the Company’s regions is engaged in the same business activity, operating natural and organic foods supermarkets, and each region is largely affected by the same general economic factors. Paragraph 73 of SFAS 131 asserts that “separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” Due to the fact that the Company utilizes a uniform strategy for its operations, the regions generally have the same operating results and future prospects. Paragraph 73 of SFAS 131 also provides the example of a retail chain with 10 similar stores to demonstrate a situation in which the results of potential segments need not be reported separately. Just like the example of the 10 similar stores, the Company’s regions are essentially the same and reporting their results as one operating segment conforms with the principles underlying SFAS 131.

Michael Moran
May 6, 2008

Furthermore, the results of the regions should be aggregated in accordance with the guidance contained in Paragraph 17 of SFAS 131. Paragraph 17 of SFAS No. 131 suggests that “similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.” As the Company’s regions have similar economic characteristics, the long-term average historic gross margins of all regions are substantially comparable to one another and to the Company’s overall gross margin. In the short-term, there are many factors that affect the gross margins of a given region, including, but not limited to, the number of new stores in the region, sales mix at certain stores within a region and the impact of weather. However, over the longer-term the impact of these factors has tended to even out across regions, and we have no reason to expect that this will not continue in future periods. Although, as noted in the SEC’s comment, short-term regional gross profit trends can fluctuate, the regions have substantially similar long-term gross profit margins, which is the standard stated in Paragraph 17 of SFAS 131, and the Company feels the results of the regions should be aggregated based on the long-term similarity of their profits and business strategy.

Paragraph 17 of SFAS 131 also states that the results of separate segments can be aggregated if they have similar economic characteristics and are similar in five specified areas. Due to the fact that the Company operates its stores in all regions according to the same operating strategy and the regions have similar long-term gross profit margins, the regions have similar economic characteristics. The regions are also similar in the five areas enunciated in Paragraph 17 of SFAS 131:

(1)	the nature of the products and services—each of the regions contains supermarkets selling only natural and organic products;

(2)	the nature of the production processes—the production processes for the products that the Company produces, such as prepared foods and baked goods, are similar in each of the regions;

(3)	the type or class of customer for their products and services—the customer base is similar across all regions, namely customers that value high-quality natural and organic products and a high level of customer service;

(4)	the methods used to distribute their products or provide their services—each region distributes its products, and interacts with its customers, at retail through natural and organic foods supermarkets; and

(5)

the nature of the regulatory environment—stores in each region are subject to various local, state, federal and international laws, regulations and administrative practices affecting the Company’s business, and each of the regions must comply

Michael Moran
May 6, 2008

with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages and licensing for the sale of food and, in some stores, alcoholic beverages; however, the regulatory requirements are largely the same for all the stores with any variation deriving from differing local or state (rather than regional) variations.

The Company therefore believes that aggregating the results of its regions provides investors with an accurate depiction of how the Company operates its stores, is in conformity with the basic principals underlying the reasoning for segment reporting as stated in SFAS 131 and accords with the guidance in Paragraph 17 of SFAS 131.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

Sales

Comment 4: We have read your response to comment 4 of our letter dated February 15, 2008 regarding the need to quantify the contribution of each business reason identified when you discuss the overall increase in sales from period to period. Your response and revised disclosure in the recently filed first quarter report for fiscal 2008 only discussed the portion of the $586.5 million, or 31.4% increase in sales increase resulting from the 62 stores obtained in the Wild Oats acquisition, and did not quantify the portion of the increase in sales relating to new and comparable stores, which also represents a significant portion of the overall increase in sales during the first quarter of fiscal 2008. In effect, you have not discussed the increase contributed by the other more than 200 stores operating during the first quarter. Please also quantify for each period presented the amount of the sales increase contributed by new openings and the stores included in your comparable store calculation. Refer to Item 303(a)(3) of Regulation S-K.

Response: During the first quarter of fiscal year 2008, the Company’s comparable store base included 189 stores open more than fifty-two weeks and the identical store base included 184 stores open more than fifty-two weeks. We believe the Company’s disclosure of the percentage increases in comparable and identical store sales provides a narrative discussion of the reasons for sales increases at stores open more than fifty-two weeks based on a standard measure for companies in retail business in accordance with the requirements of Item 303(a)(3) of Regulation S-K. The Company will in the future provide dollar totals for sales increases contributed by new stores. For the past quarter, the sales increase contributed by stores open less than fifty-two weeks totaled approximately $241.5 million.

Michael Moran
May 6, 2008

In connection with this response to the Comment Letter, the Company has directed me to state on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•	SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact me at 202-261-3313. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

CC:	Albert Percival
Sam Ferguson